UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

Amplitude Healthcare Acquisition Corporation

(Name of Issuer)
Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)
03212A204**

(CUSIP Number)

November 20, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Class A Common Stock has no CUSIP number. The CUSIP number for the units which include the Class A Common Stock is 03212A204.

CUSIP No. 03212A204	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Owl Creek Credit Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 475,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 475,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 03212A204	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 861,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 861,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12		TYPE OF REPORTING PERSON PN & IA

CUSIP No. 03212A204	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 475,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 475,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 03212A204	SCHEDULE 13G	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS Jeffrey Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 861,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 861,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 03212A204	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.	(a) Name of Issuer

Amplitude Healthcare Acquisition Corporation (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1177 Avenue of the Americas, Fl 40

New York, NY 10036

Item 2.	(a) Name of Person Filing

(i) Owl Creek Credit Opportunities Master Fund, L.P., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Credit Fund"), with respect to the Common Stock directly owned by it;

(ii) Owl Creek Asset Management, L.P., a Delaware limited partnership which serves as the investment manager of the Owl Creek Credit Fund and as a sub-adviser to a pooled investment vehicle (the “Managed Account”),  with respect to the shares of Common Stock directly owned by the Owl Creek Credit Fund and the Managed Account; and

(iii) Owl Creek Advisors, LLC, a Delaware limited liability company, the general partner with respect to the Common Stock directly owned by Owl Creek Credit Fund; and

(iv) Jeffrey A. Altman, as managing member of the general partner of Owl Creek Asset Management, L.P., with respect to the Common Stock owned by Owl Creek Credit Fund and the Managed Account.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

( b) Address of Principal Business Office, or, if none, Residence

 The address of the principal business office of each of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

(c) Citizenship:

Owl Creek Asset Management, L.P. is a limited partnership organized under the laws of the State of Delaware. Owl Creek Credit Opportunities Master Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands. Owl Creek Advisors, LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 2.	(d) Title of Class of Securities

Class A Common Stock, par value $.0001 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

The Common Stock has no CUSIP number. The CUSIP number for the Units which include one share of Class A Common Stock is 03212A204.

CUSIP No. 03212A204	SCHEDULE 13G	Page 7 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable

CUSIP No. 03212A204	SCHEDULE 13G	Page 8 of 9 Pages

Item 4. Ownership

On the date of the event which requires the filing of this Schedule 13G, each of the Reporting Persons may have been deemed to be the beneficial owner of more than five percent of the shares of Common Stock. The percentages used herein and in the rest of Item 4 are calculated based upon the 10,000,000 shares of Common Stock that are outstanding as of November 22, 2019 as reported by the Issuer in its Form 8-K filed on November 25, 2019. This is composed of the 861,000 shares of Common Stock owned by Owl Creek related entities as detailed in this filing.

A. Owl Creek Credit Opportunities Master Fund, L.P.

(a) Amount beneficially owned: 475,000

(b) Percent of class: 4.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 475,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 475,000

B. Owl Creek Asset Management, L.P.

(a) Amount beneficially owned: 861,000

(b) Percent of class: 8.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 861,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 861,000

C. Owl Creek Advisors, LLC

(a) Amount beneficially owned: 475,000

(b) Percent of class: 4.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 475,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 475,000

D. Jeffrey A. Altman

(a) Amount beneficially owned: 800,000

(b) Percent of class: 8.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 861,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 861,000

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03212A204	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2019

/s/ Jeffrey A. Altman

Jeffrey A. Altman, individually, and as managing member of Owl Creek Advisors, LLC and as managing member of the general partner of Owl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek Credit Fund.